[Symetra Logo]


February 11, 2005


VIA EDGAR and OVERNIGHT


Securities and Exchange Commission
450 Fifth Street NW, Mail Stop 05-06
    Attn: Lorna J. MacLeod, Branch Chief
Division of Investment Management
Washington, D.C.   20549


Re:  First Symetra  (formerly First Safeco)  National Life Insurance  Company of
     New  York  First  Symetra   (formerly  First  Safeco)  Separate  Account  S
     ("Registrant") - Deregistration (File No. 811-07949)


Dear Ms. MacLeod,

Pursuant to a recent telephone conversation with your office, please accept this request to withdraw the Registrant's application for deregistration which was last amended on or about December 6, 2002. Apparently as an oversight, an application to withdraw this currently inactive application was not filed previously.

The Registrant intends to reconsider its alternatives with respect to maintaining the few remaining variable annuity contracts utilizing the separate account referenced above. The separate account does not issue new contracts. The Registrant will decide shortly whether to file a new application for deregistration.
Thank you in advance for your attention to this matter. Should have any questions or wish to discuss this request further, please contact Jacqueline M. Veneziani at the contact information provided below.


Ms. Jacqueline M. Veneziani, Esq.
First Symetra Life Insurance Company of New York
5069 154th Place N.E.
Redmond, WA  98052-9669

Telephone (425) 376-5026



Sincerely,


William E. Crawford, Esq.
Assistant General Counsel